VF5-19-05



SECURIT[illegible] SSION
Washington, D. C. 20549

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SEC FILE NUMBER
8-28028

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III
FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **APRIL 1, 2004** AND ENDING **MARCH 31, 2005**

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **OFFICIAL USE ONLY**

STERLING SECURITIES, INC. **FIRM ID. NO.**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1155 NORTHERN BOULEVARD, SUITE 200


SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY 12 2005
BRANCH OF REGISTRATIONS AND EXAMINATIONS
07

MANHASSET,	**NEW YORK**	**11030**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ANN SOJA, President **(516) 627-5223**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LERNER & SIPKIN, CPAs, LLP

132 Nassau Street, Suite 1023 **New York** **NY** **10038**

X **Certified Public Accountant**

PROCESSED
JUN 15 2005
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

SEC 1410 (06-02)

5/19/05

OATH OR AFFIRMATION

I, *ANN SOJA,* swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of
STERLING SECURITIES, INC., as of *MARCH 31, 2005,*
are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, member, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

X ______________________
Signature

Pres. dent
____
Title

HEATHER ANGUS BENNETT
NOTARY PUBLIC, State of New York
No. 01BE6103824
Qualified in Nassau County
Commission Expires 1/12/08

X ______________________
Notary Public

This report** contains (check all applicable boxes):

(x) (a) Facing page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Income (Loss).
(x) (d) Statement of Cash Flows.
(x) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
(x) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(x) (g) Computation of Net Capital.
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( ) (i) Information Relating to the Possession or Control requirements under rule 15c3-3.
( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the reserve requirements Under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(x) (l) An Oath or Affirmation.
( ) (m) A copy of the SIPC Supplemental Report.
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(x) (o) Independent Auditors' Report.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

STERLING SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2005

I, ***ANN SOJA,*** swear that to the best of my knowledge and belief, the accompanying financial statements and supporting schedule(s) pertaining to the Firm of ***STERLING SECURITIES, INC.,*** as of ***MARCH 31, 2005***, are true and correct. I further swear that neither the Company nor any partner, proprietor, principal officer, director or member has any proprietary interest in any account classified solely as that of customer, except as follows:

No Exceptions



(Signature)



(Title)



(Notary Public)

HEATHER ANGUS BENNETT
NOTARY PUBLIC, State of New York
No. 01BE6103824
Qualified in Nassau County
Commission Expires 1/12/08

STERLING SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2005

ASSETS	
Cash and cash equivalents	$ 32,451
Related party receivable (Note 3)	3,750
Other assets	1,303
Total assets	$ 37,504
LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities:	
Accounts payable and accrued expenses	$ 4,515
Related party payable (Note 3)	1,500
Total liabilities	6,015
Commitments and Contingencies (Note 3)	
Stockholders' equity (Note 4)	
Common stock, no par value; $250 stated value	
Authorized - 200 shares	
Issued and outstanding - 20 shares	5,000
Additional paid-in capital	1,000
Retained earnings	25,489
Total stockholders' equity	31,489
Total liabilities and stockholders' equity	$ 37,504

The accompanying notes are an integral part of these statements.

STERLING SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
MARCH 31, 2005

Note 1- Nature of Business

Sterling Securities, Inc. (The "Company") is a New York State corporation conducting business as a broker/dealer in Securities.

The Company operates under the provisions of Paragraph (k) (2) (ii) of Rule 15c3-3 of the Securities and Exchange Commission, and accordingly is exempt from the remaining provisions of that rule.

Note 2- Summary of Significant Accounting Policies

a) *Revenue Recognition*
Commission income (and the recognition of related income and expenses) is recorded at the time the commissions are realized.

b) *Income Taxes*
The Company has elected to be treated as an "S" Corporation under the provisions of the Internal Revenue Code and New York State tax regulations. Under the provisions, the Company does not pay federal or state corporate income taxes on its taxable income. Instead, the stockholders' are liable for individual income taxes on their respective shares of the Company's taxable income.

c) *Cash and Cash Equivalents*
For the purpose of the statement of cash flows, the Company considers money market instruments to be cash and cash equivalents.

d) *Use of Estimates*
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses.

Note 3- Related Party Transactions

Pursuant to an agreement, effective January 1, 1998, with First Sterling Financial, Inc. ("FSF") an affiliated Company, office facilities, accounting services, and office staff are provided to the Company. For the year ended March 31, 2005, $6,000 was charged for such administrative expenses (of which $1,500 is owed at March 31, 2005).

In addition, the Company was paid $14,250 in consulting fees by FSF (of which $3,750 is a receivable at March 31, 2005), and $1,037 of commissions was earned by transactions relating to an affiliate's 401K pension plan.

STERLING SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
MARCH 31, 2005

Note 4- Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At March 31, 2005, the Company's net capital of $26,436 was $21,436 in excess of the required net capital of $5,000. The Company's net capital ratio was 22.75%.

A copy of the Company's Statement of Financial Condition as of March 31, 2005, pursuant to SEC Rule 17a-5 is available for examination at the Company's office and at the regional office of the Securities and Exchange Commission and the office of the National Association of Securities Dealers, Inc.



LERNER & SIPKIN

CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074
E-mail: LS@lernersipkin.com

INDEPENDENT AUDITORS' REPORT

To the Officers and Directors of
Sterling Securities, Inc.
1155 Northern Boulevard - Suite 250
Manhasset, NY 11030

Gentlemen:

We have audited the accompanying statement of financial condition of Sterling Securities, Inc. as of March 31, 2005. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Sterling Securities, Inc. as of March 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Lerner & Sipkin CPAs LLP
Lerner & Sipkin, CPAS, LLP
Certified Public Accountants (NY)

New York, NY
May 5, 2005